                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 4)

                           Milestone Properties, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    599358207
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Concord Assets Group, Inc.
                           150 East Palmetto Park Road
                            Boca Raton, Florida 33432
                                 (561) 394-9260
                          Attention: Leonard S. Mandor
                             Chief Executive Officer

                                   ----------

                                 with copies to:
                               Joel A. Yunis, Esq.
                              Rosenman & Colin LLP
                               575 Madison Avenue
                            New York, New York 10022
                                 (212) 940-8800

--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  April 2, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

-------------------                                           ------------------
CUSIP NO. 599358207                   13D                     PAGE 2 OF 15 PAGES
-------------------                                           ------------------

--------------------------------------------------------------------------------
   1        NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CONCORD ASSETS GROUP, INC.
--------------------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3        SEC USE ONLY

--------------------------------------------------------------------------------
   4        SOURCE OF FUNDS*
            WC
--------------------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [ ]
            PURSUANT TO ITEMS 2(d) or (e)
--------------------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION
            NEW YORK
--------------------------------------------------------------------------------
         NUMBER OF                     7           SOLE VOTING POWER
           SHARES                                  2,903,845
        BENEFICIALLY         ---------------------------------------------------
       OWNED BY EACH                   8           SHARED VOTING POWER
         REPORTING
           PERSON            ---------------------------------------------------
            WITH                       9           SOLE DISPOSITIVE POWER
                                                   2,903,845
                             ---------------------------------------------------
                                      10           SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,903,845
--------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [ ]
--------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            67.71%
--------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*
            CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP NO. 599358207                   13D                     PAGE 3 OF 15 PAGES
-------------------                                           ------------------

--------------------------------------------------------------------------------
   1        NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CONCORD MILESTONE, INCORPORATED
--------------------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3        SEC USE ONLY

--------------------------------------------------------------------------------
   4        SOURCE OF FUNDS*
            PF
--------------------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [ ]
            PURSUANT TO ITEMS 2(d) or (e)
--------------------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
--------------------------------------------------------------------------------
         NUMBER OF                     7           SOLE VOTING POWER
           SHARES                                  274,910
        BENEFICIALLY         ---------------------------------------------------
       OWNED BY EACH                   8           SHARED VOTING POWER
         REPORTING
           PERSON            ---------------------------------------------------
            WITH                       9           SOLE DISPOSITIVE POWER
                                                   274,910
                             ---------------------------------------------------
                                      10           SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            274,910
--------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [ ]
--------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.41%
--------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*
            CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP NO. 599358207                   13D                     PAGE 4 OF 15 PAGES
-------------------                                           ------------------

--------------------------------------------------------------------------------
   1        NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CONCORD FUND INCORPORATED
--------------------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3        SEC USE ONLY

--------------------------------------------------------------------------------
   4        SOURCE OF FUNDS*
            PF
--------------------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [ ]
            PURSUANT TO ITEMS 2(d) or (e)
--------------------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
--------------------------------------------------------------------------------
         NUMBER OF                     7           SOLE VOTING POWER
           SHARES                                  274,910
        BENEFICIALLY         ---------------------------------------------------
       OWNED BY EACH                   8           SHARED VOTING POWER
         REPORTING
           PERSON            ---------------------------------------------------
            WITH                       9           SOLE DISPOSITIVE POWER
                                                   274,910
                             ---------------------------------------------------
                                      10           SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            274,910
--------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [ ]
--------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            6.41%
--------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*
            CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP NO. 599358207                   13D                     PAGE 5 OF 15 PAGES
-------------------                                           ------------------

--------------------------------------------------------------------------------
   1        NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CONCORD MILESTONE INCOME II, INC.
--------------------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3        SEC USE ONLY

--------------------------------------------------------------------------------
   4        SOURCE OF FUNDS*
            PF
--------------------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [ ]
            PURSUANT TO ITEMS 2(d) or (e)
--------------------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
--------------------------------------------------------------------------------
         NUMBER OF                     7           SOLE VOTING POWER
           SHARES                                  81,534
        BENEFICIALLY         ---------------------------------------------------
       OWNED BY EACH                   8           SHARED VOTING POWER
         REPORTING
           PERSON            ---------------------------------------------------
            WITH                       9           SOLE DISPOSITIVE POWER
                                                   81,534
                             ---------------------------------------------------
                                      10           SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            81,534
--------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [ ]
--------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.9%
--------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*
            CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP NO. 599358207                   13D                     PAGE 6 OF 15 PAGES
-------------------                                           ------------------

--------------------------------------------------------------------------------
   1        NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CONCORD MILESTONE PARTNERS, L.P.
--------------------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3        SEC USE ONLY

--------------------------------------------------------------------------------
   4        SOURCE OF FUNDS*
            PF
--------------------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [ ]
            PURSUANT TO ITEMS 2(d) or (e)
--------------------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
--------------------------------------------------------------------------------
         NUMBER OF                     7           SOLE VOTING POWER
           SHARES                                  81,534
        BENEFICIALLY         ---------------------------------------------------
       OWNED BY EACH                   8           SHARED VOTING POWER
         REPORTING
           PERSON            ---------------------------------------------------
            WITH                       9           SOLE DISPOSITIVE POWER
                                                   81,534
                             ---------------------------------------------------
                                      10           SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            81,534
--------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [ ]
--------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.9%
--------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*
            PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP NO. 599358207                   13D                     PAGE 7 OF 15 PAGES
-------------------                                           ------------------

--------------------------------------------------------------------------------
   1        NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CASTLE PLAZA, INC.
--------------------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3        SEC USE ONLY

--------------------------------------------------------------------------------
   4        SOURCE OF FUNDS*
            OO
--------------------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [ ]
            PURSUANT TO ITEMS 2(d) or (e)
--------------------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
--------------------------------------------------------------------------------
         NUMBER OF                     7           SOLE VOTING POWER
           SHARES                                  2,260,564
        BENEFICIALLY         ---------------------------------------------------
       OWNED BY EACH                   8           SHARED VOTING POWER
         REPORTING
           PERSON            ---------------------------------------------------
            WITH                       9           SOLE DISPOSITIVE POWER
                                                   2,260,564
                             ---------------------------------------------------
                                      10           SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,260,564
--------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [ ]
--------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            52.71%
--------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*
            CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP NO. 599358207                   13D                     PAGE 8 OF 15 PAGES
-------------------                                           ------------------

--------------------------------------------------------------------------------
   1        NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            LEONARD S. MANDOR
--------------------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3        SEC USE ONLY

--------------------------------------------------------------------------------
   4        SOURCE OF FUNDS*
            PF
--------------------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or (e)                                    [ ]
--------------------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION
            UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
         NUMBER OF                     7           SOLE VOTING POWER
           SHARES                                  49,000
        BENEFICIALLY         ---------------------------------------------------
       OWNED BY EACH                   8           SHARED VOTING POWER
         REPORTING                                 2,903,845
           PERSON            ---------------------------------------------------
            WITH                       9           SOLE DISPOSITIVE POWER
                                                   49,000
                             ---------------------------------------------------
                                      10           SHARED DISPOSITIVE POWER
                                                   2,903,845
--------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,952,845
--------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [ ]
--------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            68.85%
--------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON*
            IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP NO. 599358207                   13D                     PAGE 9 OF 15 PAGES
-------------------                                           ------------------

--------------------------------------------------------------------------------
   1        NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             ROBERT A. MANDOR
--------------------------------------------------------------------------------
   2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]

                                                                         (b) [ ]
--------------------------------------------------------------------------------
   3        SEC USE ONLY

--------------------------------------------------------------------------------
   4        SOURCE OF FUNDS*
            PF
--------------------------------------------------------------------------------
   5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or (e)                                    [ ]
--------------------------------------------------------------------------------
   6        CITIZENSHIP OR PLACE OF ORGANIZATION
            UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
         NUMBER OF                     7           SOLE VOTING POWER
           SHARES                                  51,621
        BENEFICIALLY         ---------------------------------------------------
       OWNED BY EACH                   8           SHARED VOTING POWER
         REPORTING                                 2,903,845
           PERSON            ---------------------------------------------------
            WITH                       9           SOLE DISPOSITIVE POWER
                                                   51,621
                             ---------------------------------------------------
                                      10           SHARED DISPOSITIVE POWER
                                                   2,903,845
--------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            51,621
--------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                                  [X]
--------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.2%
--------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

* Beneficial ownership of 2,903,845 of the shares indicated is disclaimed. See the introduction to this Amendment No. 4 on page 10 hereof.

This Amendment No. 4 is filed pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and amends the
Schedule 13D previously filed by certain of the reporting persons on or about January 17, 1994, as amended by Amendment 1 thereto, which was filed with the Securities and Exchange Commission (the "Commission") on or about November 2, 1994, Amendment No. 2 thereto, which was filed with the Commission on March 10, 1995, and Amendment No. 3 thereto, which was filed with the Commission on November 13, 1995. Robert A. Mandor, as a director, officer and stockholder of Concord Assets Group, Inc., a New York corporation ("Concord"), may be deemed to be a beneficial owner of the shares of common stock, $.01 par value, of the Milestone Properties, Inc. (the "Issuer") (the "Common Stock") beneficially owned by Concord. Concord, in turn, is deemed to beneficially own the 2,903,845 shares of Common Stock beneficially owned by (i) the other corporate and partnership reporting persons hereunder, all of which are owned or controlled by Concord, and (ii) certain other corporations and partnerships owned or controlled by Concord (collectively, the "Concord Affiliates"). Robert A. Mandor disclaims beneficial ownership of the shares of Common Stock beneficially owned by Concord pursuant to Rule 13d-4 promulgated under the Act. Robert A. Mandor disclaims such beneficial ownership by virtue of the ownership by Leonard S. Mandor of in excess of a majority of the outstanding voting stock of Concord, thereby giving Leonard S. Mandor the ultimate power to control the voting and disposition of the 2,903,845 shares of Common Stock beneficially owned by Concord as to which Robert A. Mandor is disclaiming beneficial ownership.

ITEM 1. SECURITY AND ISSUER

         This statement relates to the Common Stock of the Issuer. The Issuer's principal executive offices are located at 150 East Palmetto Park Road, Boca Raton, Florida 33432.

ITEM 2. IDENTITY AND BACKGROUND.

(a) & (f) This statement is being filed pursuant to Rule 13d-2 under the Exchange Act on behalf of the following reporting persons: (i) Concord, (ii) Leonard S. Mandor, a United States citizen, (iii) Concord Milestone, Incorporated, a Delaware corporation ("CMI"), (iv) Concord Fund Incorporated, a Delaware corporation ("CFI"), (v) Mill Neck Associates, a New York general partnership ("Mill Neck Associates"), (vi) Concord Milestone Income II, Inc., a Delaware corporation ("CMI II"), and (vii) Concord Milestone Partners, a Delaware limited partnership ("CMP") (collectively, the "Reporting Persons").

         Leonard Mandor and Robert Mandor, United States citizens, are the directors and executive officers of each corporation listed in the previous paragraph.

         Leonard Mandor and Robert Mandor are the general partners of Mill Neck Associates.

         CMI II is the general partner of CMP.

(b) The address of the principal business and principal office of each of the reporting persons filing this statement: 150 East Palmetto Park Road, Boca Raton, Florida 33432.

(c) The principal occupation of Leonard Mandor is to serve as the Chairman of the Board and Chief Executive Officer of the Issuer, and as the Chief Executive Officer and a director of Concord. The principal business of each other reporting person is to make investments in real estate and real estate ventures. Robert Mandor's principal occupation is to serve as President, Chief Financial Officer and Director of the Issuer, and as President and a director of Concord.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the persons or entities listed in the responses to Item 2(a) above was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         If the Reporting Persons were to purchase the outstanding shares of the Issuer not currently owned by the Reporting Persons pursuant to the Merger Agreement (as defined in Item 4 below), the Reporting Persons currently anticipate that the funds needed to effectuate such purchase would be provided by internal cash on hand and personal funds of the individual Reporting Persons.

ITEM 4. PURPOSE OF TRANSACTION.

      This Amendment No. 4 is being filed to report that on April 2, 2001, Concord, the Issuer and MST Merger Corp., a Delaware corporation and wholly-owned subsidiary of Concord (the "Merger Sub") entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Concord, the Merger Sub and the Issuer agreed to merge the Merger Sub into the Issuer. Under the Merger Agreement, each public stockholder of the Issuer will receive $2.65 in cash for each share of Common Stock owned and each holder of the Issuer's Series A Preferred Stock, par value $.01 per share (the "Preferred Stock"), will receive $2.65 in cash multiplied by the number of shares of Common Stock into which such holder's shares of Preferred Stock may be converted, and the Issuer will become a wholly owned subsidiary of Concord. The Merger Agreement is subject to a number of conditions, including the approval of the stockholders of the Issuer. Concord and the Concord Affiliates possess sufficient voting power to approve the transactions contemplated by the Merger Agreement. As a result of the transactions contemplated by the Merger Agreement, Concord and the Concord Affiliates will beneficially own 100% of the capital stock of Milestone, as the surviving corporation. The Merger Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.

         On April 2, 2001, the Issuer issued a press release announcing the Merger Agreement. Such press release is attached hereto as Exhibit 2 and is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Robert A. Mandor has disclaimed beneficial ownership of certain of the shares of Common Stock reported below as being beneficially owned by him. See the introduction to this Amendment No. 4 immediately prior to Item 1 hereof. See
Item 6 for a discussion of the control by certain of the reporting persons and other persons owning shares of Common Stock.

         (a) Aggregate number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons as of April 2, 2001.

          1.      Leonard S. Mandor 2,952,845 shares            68.85%
                                    includes (a) 2,903,845 shares of Common
                                    Stock beneficially owned by Concord; and (b)
                                    49,000 shares of Common Stock owned by Mill
                                    Neck Associates.

          2.       Robert A. Mandor 2,955,466                   1.2%
                                    Includes (a) 2,031 shares of Common Stock issued upon the conversion of 1,848 shares of Preferred Stock; (b) 590 shares of Common Stock owned directly; (c) 2,903,845 shares of

                                    Common Stock beneficially owned by Concord and (d) 49,000 shares of Common Stock owned by Mill Neck Associates

          3.       Concord          2,903,845                  67.71%
                                    Includes (a) 274,910 shares of Common Stock held in the name of Concord Associates and beneficially owned by CMI, a wholly-owned subsidiary of Concord; (b) 81,534 shares of Common Stock owned by CMP whose general partner, CMI II, is a wholly-owned subsidiary of Concord; (c) 2,747 shares of Common Stock acquired by Concord upon conversion of 2,500 shares of Common Stock directly owned by Concord; (d) 2,260,564 shares of Common Stock owned by Castle
                                    Plaza, Inc. ("CPI"), a wholly-owned
                                    subsidiary of Concord; (e) 163,921 shares of Common Stock owned by Mountain View Mall,
                                    Inc., a wholly-owned subsidiary of Concord
                                    ("Mountain View"); and (f) 120,799 shares of
                                    Common Stock owned by Concord Income Realty
                                    Partners VI, L.P., a limited partnership, the sole general partner and sole limited partner of which are wholly-owned subsidiaries of Concord ("CIRP VI".).

          4.       CMI              274,910             6.41%

          5.       CFI              274,910             6.41%

          6.       CMI II           81,534              1.9%

          7.       CMP              81,534              1.9%

          8.       CPI              2,260,564           52.71%


(b) Number of shares of Common Stock as to which there is sole power to direct the vote:

          1.      Leonard S. Mandor 49,000 shares (consists solely of the shares of Common Stock owned by Mill Neck
                                    Associates).

          2.      Robert A. Mandor  51,621 shares includes (a) 49,000 shares of
                                    Common Stock owned by Mill Neck Associates;
                                    (b) 2,031 shares of Common Stock issued upon the conversion of 1,848 shares of Preferred Stock; and (c) 590 shares of Common Stock owned directly.

          3.      Concord           2,903,845

          4.      CMI               274,910

          5.      CFI               274,910

          6.      CMI II            81,534

         7.      CMP               81,534

         8.      CPI               2,260,564

         Number of Shares as to which there is a shared power to vote or direct the vote:

         1.      Leonard S. Mandor   2,903,845
         2.      Robert A. Mandor    2,903,845

        Number of shares as to which there is a sole power to dispose or to direct the disposition:

         1.       Leonard S. Mandor 49,000 shares (consists solely of the shares of Common Stock owned by Mill Neck
                                    Associates).

         2.       Robert A. Mandor  51,621 shares (includes (a) 49,000 shares of
                                    Common Stock owned by Mill Neck Associates;
                                    (b) 2,031 shares of Common Stock issued upon the conversion of 1,848 shares of Preferred Stock; and (c) 590 shares of Common Stock owned directly.)

         3.       Concord           2,903,845

         4.       CMI               274,910

         5.       CFI               274,910

         6.       CMI II            81,534

         7.       CMP               81,534

         8.       CPI               2,260,564

         Leonard S. Mandor and Robert A. Mandor may be deemed to share the power to vote and dispose the shares of Common Stock owned by each of Concord and the Concord Affiliates and Mill Neck Associates (See Item 6).

         (c) To the best of the Reporting Persons' knowledge, none of the Reporting Persons has effected any purchases or sales of the Common Stock in the past sixty days.

         (d) Except as set forth in (b) above, there are no other persons known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock owned by the Reporting Persons.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Leonard S. Mandor and Robert A. Mandor, by virtue of their ownership of Concord, beneficially own all of the Common Stock beneficially owned by Concord (see the introduction to this Amendment No. 4 regarding the disclaimer by Robert
A. Mandor of the beneficial ownership of the Common Stock owned by Concord). The aggregate 2,903,845 shares of Common Stock beneficially owned by Concord includes (i) 2,747 shares of Common Stock issued upon conversion of 2,500 shares of Preferred Stock owned by Concord, (ii) 274,910 shares of Common Stock owned by CMI, (iii) 81,534 shares of Common Stock owned by CMP, (iv) 2,260,564 shares of Common Stock issued to CPI, (v) 163,291 shares of Common Stock issued to Mountain View, and (vi) 120,799 shares of Common Stock issued to CIRP VI. CIRP VI is a limited partnership, the sole general partner of which, Madison Mortgage Company, Inc., and the sole limited partner of which, Burgundy Finance Company, are wholly-owned subsidiaries of Concord.

         CFI owns no shares of Common Stock directly but owns all of the issued and outstanding voting securities of CMI. CMI owns the 274,910 shares of Common Stock registered in the name of Concord Associates.

         CMI II owns no shares of Common Stock directly but owns a 90% interest in CMP and is its sole general partner. CMP owns 81,534 shares of Common Stock.

         Leonard S. Mandor and Robert A. Mandor each own a 50% general partnership interest in Mill Neck Associates. Mill Neck Associates beneficially owns 49,000 shares of Common Stock. In addition, Mill Neck Associates owns a 10% limited partnership interest in CMP. But is not deemed to beneficially own such shares under Rule 13d-3 under the Act.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1: Agreement and Plan of Merger, by and among Concord Assets Group, Inc., MST Merger Corp. and Milestone Properties, Inc., dated as of April 2, 2001.

Exhibit 2: Press Release Issued by Milestone Properties, Inc., dated April 2, 2001.

                                    Signature

         After reasonable inquiry and to the best of the my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 12, 2001

Concord Assets Group, Inc.                   Mill Neck Associates

By:       /s/                                By:      /s/
      ____________________                        ______________________
Name: Robert A. Mandor                       Name: Robert A. Mandor
Title: President                             Title: General Partner

Concord Milestone, Incorporated              Concord Milestone Income II, Inc.

By:      /s/                                 By:     /s/
      _____________________                        ______________________
Name: Robert A. Mandor                       Name: Robert A. Mandor
Title: Vice President                        Title: Vice President

Concord Fund Incorporated                    Concord Milestone Partners, L.P.

By:     /s/
      ______________________                 By:   Concord Milestone Income II,
Name: Robert A. Mandor                             Inc., General Partner
Title: Vice President

                                             By:     /s/
                                                  ______________________
                                             Name: Robert A. Mandor
      /s/                                          Title: Vice President
___________________________
Leonard S. Mandor

      /s/
___________________________
Robert A. Mandor


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